U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)(1)

1. Name of the Registrant:	NYMEX Holdings, Inc. (“NYMEX”)

2. Name of person relying on exemption:	Cataldo Capozza

3. Address of person relying on exemption:	3738 Rachel Lane
Naples, FL 34103-3725

4. Written materials:	The following materials are attached:

(a) Letter from Mr. Capozza to the Shareholders of NYMEX.

Cataldo J. Capozza
Naples, FL 34103-3752
(239) 261-2169
cjaycap@aol.com

October 4, 2006

TO MY FELLOW NYMEX SHAREHOLDERS:

Several of you have called or written to me over the past few days to ask if I would comment on management’s proposals for the Special Meeting on October 12, 2006. After careful consideration, I have decided to do so to express concerns that I know I share with many of my fellow shareholders.

On October 12, 2006, we will be asked to vote in favor of fourteen specific proposals. According to the Proxy, the shareholders must vote in favor of all fourteen specific proposals at the Special Meeting for any of the proposals to be implemented. If we want to proceed with an initial public offering of NYMEX stock, management has insisted that we approve all thirteen other specific proposals described in the Proxy, in addition to the fourteenth proposal related to the IPO. I believe we can send a message to management by voting in FAVOR of the IPO proposal and AGAINST the other thirteen proposals. Management should be able to revise the proxy to withdraw the proposed changes to the Certificate of Incorporation and Bylaws in time for us to vote again for the IPO without the undesirable provisions part of the deal.

Let me reiterate my position by saying that I strongly share everyone’s interest in seeing a successful IPO before the end of the year. Since we began discussing strategic alternatives for NYMEX last year, I have been in favor of an IPO as a means of positioning the Exchange for economic success in an increasingly competitive environment as well as rewarding long-term shareholders for their investment in NYMEX. I questioned the General Atlantic Transaction because I did not think it was necessary for us to give 10 percent of our equity to GA for a $135 million loan. NYMEX certainly didn’t need the loan to fund its ongoing operations, and I have never heard anyone say otherwise. Even when the loan was raised to $170 million, I didn’t see any reason why we should give away 10 percent of our equity for a loan that we just didn’t need.

Shareholder driven changes that have been approved and withdrawn by management:

As originally proposed, the GA Transaction included several other terms that didn’t make sense to me, and I voiced my opposition to them. Many other Equity Owners agreed with me and objected to them as well. NYMEX heard our opposition to the GA Transaction and, as a result, made what appeared to be material changes to the terms of the proposal. In addition to raising the price from $135 million to $160 or $170 million, the final Proxy for the GA Transaction included the following changes:

•	management reduced the number of shares of common stock to be authorized from 200,000,000, which was unnecessary to complete the proposed sale, to just 81,600,000 shares;

•
management withdrew its proposal for the issuance of 6,000,000 shares (2,000,000 shares each in Series A-1, A-2, and A-3) of common stock that were not explained or accounted for in the Preliminary Proxy;

•	management eliminated its proposal that the directors have the power to appoint themselves as the only candidates for election to the Board;

•	management withdrew its proposal to restrict the right of Exchange members to change the Certificate of Incorporation or the Bylaws; and

•	management eliminated its proposal to restrict the right of Exchange members to call for special meetings.

The modified GA Transaction was approved by an overwhelming majority of shareholders. I believe most shareholders who voted in favor of the GA Transaction expected it to be followed by an IPO that included the terms as they were modified. Given the opposition of Exchange members to the GA Transaction on its original terms and their strong support for it on its modified terms, such an expectation was justified. Regrettably, however, management has taken back nearly all of the changes they gave us in December of 2005.

Four most disturbing and anti-shareholder proposals:

I am commenting upon five of the specific proposals up for a vote. First, we have been asked to approve an IPO for NYMEX. As I said above, I am in favor of the IPO, even though we have no specific information about how much money NYMEX expects to raise by selling shares to the public, the number of shares existing shareholders will be permitted to sell in the IPO, or how shareholders will be permitted to sell their shares to the public.

Second, we have been asked to approve seven amendments to NYMEX’s Certificate of Incorporation. These proposed amendments seek to take back many of the changes to the GA Transaction that were made in December of 2005. The most important take-back is a proposal to increase the number of authorized shares of NYMEX common stock to 95,500,000, which includes 4,300,000 shares of stock that will be issued for the Long-Term Incentive Plan. We also have been asked to approve the Long-Term Incentive Plan, which is a bonus plan for the directors and certain officers of NYMEX. When the GA Transaction was first proposed, I objected to the authorization of 6,000,000 shares of common stock that were not fully explained in the Preliminary Proxy. Many of us were concerned that the Board intended to use the 6,000,000 shares to compensate themselves at our expense. We objected to a lucrative bonus or option plan for the Board and expressed our view that the directors should receive no special benefit that was not shared with all the members of the Exchange.

In his December 22, 2005, Chairman’s Letter, Mitchell Steinhause assured us that there were no “secret stock option plans.” Mr. Steinhause also said, “The Board will benefit from this transaction solely as stockholders, in the exact same way our other stockholders will benefit.” Despite Mr. Steinhause’s assurances, in the current Proxy management recommends a vote in favor of the Long-Term Incentive Plan so that the Board may “grant incentive stock options . . . to provide additional incentive to those employees and directors of NYMEX whose contributions are essential to the growth and success of NYMEX’s business.” At best, management has reversed its position since December 22, 2005, and needs to explain the reason for its about-face. At worst, Mr. Steinhause’s assurances on December 22, 2005, were misleading, and management needs to explain why they did not correct the Chairman’s Letter before the Special Meeting on March 13, 2006, when the GA Transaction was approved.

As you know, the GA Transaction includes $10 million that is payable only if an IPO that values NYMEX’s equity at $2 billion or greater occurs by December 31, 2006. We must assume that the IPO will value NYMEX at no less than $2 billion. At that minimum valuation, the 4,300,000 shares to be set aside for the Long-Term Incentive Plan transfers nearly $100 million in equity from all the shareholders to the Board and a small number of eligible employees. This is an enormous sum to be given to the beneficiaries of the Long-Term Incentive Plan. If the IPO is priced at $50 per share, the Long-Term Incentive Plan will transfer almost a quarter of a billion dollars of our shareholders’ assets to management and staff. I recognize the desirability of providing an incentive to directors and key employees, but the sum that management now seeks - particularly after Mr. Steinhause assured us that there were no “secret stock option plans” - is grossly excessive and unwarranted.

Third, we have been asked to approve an amendment to the Bylaws to increase the percentage of shares needed to call a special meeting of shareholders from 10 percent to more than 50 percent. This is a direct reversal of the change Mr. Steinhause announced on December 22, 2005. As you may recall, many of us strongly opposed raising the number of shares of stock necessary to call a special meeting when the GA Transaction was first proposed. On December 22, 2005, Mr. Steinhause announced that the 10 percent threshold would be maintained in response to our feedback. The 10 percent threshold promotes responsible corporate governance by increasing the accountability of our elected directors. There was no need to amend the Bylaws to raise the threshold for a special meeting when the GA Transaction was approved on March 13, 2006, and there is no need to raise the threshold now. CBOT maintained the 10 percent threshold, and so should NYMEX.

Fourth, we have been asked to approve an amendment to the Certificate of Incorporation to require a 66-2/3 percent vote of shareholders to amend certain provisions of the Certificate of Incorporation, including those relating to the removal of directors. This “supermajority voting” provision is another direct reversal of the change Mr. Steinhause announced on December 22, 2005. As with the 10 percent threshold for special meetings, the current simple majority voting provision leaves greater control in the hands of shareholders. The proposed supermajority voting provision increases management’s control over the Exchange.

Fifth, we have been asked to approve a change to the Certificate of Incorporation to permit 80 percent of the Board to adopt, amend, or repeal the Bylaws without the approval of the shareholders. This includes the right to amend the Bylaws concerning the rules for nominating directors. If we approve this change to the Certificate of Incorporation, the Board could decide to give themselves the right to appoint themselves as the only candidates for election to the Board, potentially undoing yet another one of the changes announced by Mr. Steinhause on December 22, 2005. There was no need to empower the directors to amend the Bylaws without shareholder approval when we voted for the GA Transaction on March 13, 2006, and there is no need to give such power to the Board now.

Conclusion:

I want to reiterate that I am strongly in favor of an IPO and I am committed to positioning the Exchange for future economic success. However, I am equally in favor of preserving the same shareholder rights that have driven the Exchange in the past. Please voice your concerns by voting in FAVOR of the IPO and AGAINST the thirteen other proposals that erode the rights of NYMEX shareholders.

Best regards,

Cataldo J. Capozza

cc:        Wolf Haldenstein Alder Freeman & Herz LLP
          Mark C. Rifkin, Esquire